

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2026

Ferdinand Groenewald
Interim Chief Financial Officer
Streamex Corp.
2431 Aloma Ave Ste 243
Winter Park, FL 32792

>   **Re: Streamex Corp.**
>   **Form 10-K filed April 15, 2025**
>   **Form 10-Q filed November 14, 2025**
>   **Response filed January 20, 2026**
>   **File No. 001-38659**

Dear Ferdinand Groenewald:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and Services